UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Private Placement Financing

On January 10, 2024, Caravelle International Group (the “Company”, Nasdaq: CACO) closed a private placement financing of senior secured convertible promissory notes and issued warrants to the note holders in connection with the note issuance. The Notes and Warrants were issued pursuant to the following agreements: the Securities Purchase Agreement, the Senior Secured Original Issue 15% Discount Convertible Promissory Note, Common Share Purchase Warrant, and the Security Agreement, each of which is attached hereto as an exhibit to this Form 6-K and incorporated herein by reference.

As a company incorporated in the Cayman Islands that is listed on Nasdaq, the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company, in connection with the Transaction, elected to be exempt from the following Nasdaq Marketplace Rules (1) Rule 5635(b) which sets forth that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, and (2) Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands legal counsel, has provided a letter to the Nasdaq Stock Market confirming that, (i) the Companies Act (As Revised) of the Cayman Islands does not require the Company to follow or comply with the requirements of Rules 5635(b) and 5635(d), and the Company’s non-compliance with Rules 5635(b) and 5635(d) will not breach any law, public rule or regulation applicable to the Company currently in force in the Cayman Islands, and (ii) based upon its review of the amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 28 November 2022 and effective on 16 December 2022 (the "Memorandum and Articles"), the Memorandum and Articles do not prohibit the Company from following its home country practice in lieu of the requirements of Rules 5635(b) and 5635(d).

EXHIBIT LIST

Exhibit

99.1	Form Securities Purchase Agreement, by and among the Company and certain investors, dated January 5, 2024.
99.2	Form Senior Secured Original Issue 15% Discount Convertible Promissory Note
99.3	Form Common Share Purchase Warrant
99.4	Form Security Agreement, by and among the Company and certain investors, dated January 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

CARAVELLE INTERNATIONAL GROUP

Date:	January 10, 2024

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer